UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

GIGOPTIX, INC.
_________________________________________________________
(Name of issuer)

Common Stock, $0.001 Par Value Per Share
___________________________________
(Title of class of securities)

37517Y103
_____________________________
(CUSIP number)

Doug Swenson
DBSI, Inc.
1550 S. Tech Lane
Meridian Idaho 83642
(416) 621-6711
 _____________________________________________________________________________________
(Name, address and telephone number of person authorized to receive notices and communications)

December 9, 2008
__________________________________________
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 37517Y103
1	NAME OF REPORTING PERSONS DBSI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION Idaho
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,375,636 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,375,636 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,375,636 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.3%
14	TYPE OF REPORTING PERSON CO

(1) Includes 660,473 shares of common stock of the Issuer issuable upon exercise of warrants.

SCHEDULE 13D CUSIP No. 37517Y103
1	NAME OF REPORTING PERSONS DBSI Investments Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION Idaho
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,375,636 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,375,636 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,375,636 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.3%
14	TYPE OF REPORTING PERSON CO

(1) Includes 660,473 shares of common stock of the Issuer issuable upon exercise of warrants.

SCHEDULE 13D CUSIP No. 37517Y103
1	NAME OF REPORTING PERSONS Stellar Technologies LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Idaho
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,633,086 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,633,086 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,633,086 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7%
14	TYPE OF REPORTING PERSON OO

(1) Includes 660,473 shares of common stock of the Issuer issuable upon exercise of warrants.

SCHEDULE 13D CUSIP No. 37517Y103
1	NAME OF REPORTING PERSONS iTerra Communications LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Idaho
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 742,550
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 742,550
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 742,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D CUSIP No. 37517Y103
1	NAME OF REPORTING PERSONS Douglas Swenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,375,636 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,375,636 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,375,636 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.3%
14	TYPE OF REPORTING PERSON IN

(1) Includes 660,473 shares of common stock of the Issuer issuable upon exercise of warrants.

Item 1.  Security and Issuer.

This Statement is being filed with respect to the common stock, $0.001 par value per share (the “Common Stock”), of GigOptix, Inc., a Delaware corporation (the “Company”).  The address of the principal executive offices of the Company is 2400 Geng Road, Suite, Palo Alto, California 94303.

Item 2.  Identity and Background.

This Schedule 13D is filed by and on behalf of DBSI, Inc., an Idaho corporation (“DBSI”), DBSI Investments Limited Partnership, a Idaho limited partnership (“DBSI Investments”), Stellar Technologies LLC, a Idaho limited liability company (“Stellar”), iTerra Communications LLC a Idaho limited liability company (“iTerra”) and Douglas Swenson (“Mr. Swenson,” and collectively with DBSI, DBSI Investments, Stellar and iTerra, the “Reporting Persons”).   Doug Swenson is the general partner of DBSI Investments.  DBSI Investments, is the principal owner of Stellar, and Stellar is the managing member of iTerra.  Mr. Swenson is the President of DBSI, Inc.  The principal office and business address of each Reporting Person is c/o DBSI, 1550 S. Tech Lane, Meridian, Idaho 83642.

Set forth in Annex A to this Schedule 13D is the name, residence or business address and present principal occupation or employment of DBSI’s executive officers and directors, or control persons, and the name, principal business and address of any corporation or other organization in which such employment is conducted.

During the last five years, neither the Reporting Persons nor, to the knowledge of the Reporting Person, any of the directors or executive officers named in Annex A to this Schedule 13D, have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds.

As discussed in Item 4 below, prior to December 9, 2008, the Reporting Persons held approximately 95% of GigOptix LLC.  Pursuant to the terms of the Mergers (as defined in Item 4), the Reporting Persons received shares of common stock of the Company in exchange for their interests in GigOptix LLC, resulting in the Reporting Persons currently holding 2,375,636 shares, including shares issuable upon exercise of warrants, or 40.3% of the Company’s Common Stock.

Item 4.  Purpose of Transaction.

           On March 27, 2008, Lumera Corporation (“Lumera”), GigOptix LLC, Galileo Merger Holdings, Inc. (“Holdings”), a direct wholly-owned subsidiary of Lumera, Merger Sub L, Inc., a direct wholly-owned subsidiary of Holdings (“Merger Sub L”), and Merger Sub G, LLC, a direct wholly-owned subsidiary of Holdings (“Merger Sub G”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub L would merge with and into Lumera (the “Lumera Merger”), with Lumera surviving as a direct wholly-owned subsidiary of Holdings, and pursuant to which Merger Sub G would merge with and into GigOptix LLC (the “GigOptix LLC Merger” and, together with the Lumera Merger, the “Mergers”), with GigOptix surviving as a wholly-owned subsidiary of Holdings. On or prior to completion of the Mergers on December 9, 2008, Holdings was renamed GigOptix, Inc. (the "Company").

Subject to the terms and conditions of the Merger Agreement, each share of Lumera common stock was converted into and became the right to receive 0.125 shares of the Common Stock of the Company, except that each share of Lumera common stock that was owned by Lumera, GigOptix LLC or Holdings was cancelled, and no consideration was delivered in exchange therefor.  Upon the completion of the GigOptix LLC Merger, each membership unit of GigOptix LLC was automatically converted into and became the right to receive 0.1375092 shares of Common Stock of the Company in addition to Common Stock warrants of the Company to be issued in several tranches, except that each GigOptix LLC membership unit that was owned by Lumera, GigOptix or Holdings was canceled, and no consideration was delivered in exchange therefor.  GigOptix LLC and Lumera stock options and other equity awards converted upon completion of the GigOptix Merger into stock options and equity awards with respect to the Company’s Common Stock.

At the effective time of the Lumera merger, Merger Sub L was merged with and into Lumera in accordance with the General Corporation Law of the State of Delaware, or the DGCL. Lumera is the surviving corporation and will continue its existence under the laws of Delaware and will succeed to and assume all of the rights and obligations of Lumera and Merger Sub L, Inc. As a result of the Lumera merger, Lumera became a wholly-owned subsidiary of the Company.

At the effective time of the merger, Merger Sub G  was merged with and into GigOptix LLC. GigOptix LLC is the surviving company and will continue its existence under the laws of Idaho and will succeed to and assume all of the rights and obligations of GigOptix LLC and Merger Sub G.  As a result of the GigOptix LLC merger, GigOptix LLC became a wholly-owned subsidiary of the Company.  The effective time of the Lumera merger and the effective time of the GigOptix merger occurred simultaneously.

As a result of the Mergers, the Reporting Persons own approximately 40.3%, of the Company’s outstanding securities.

           Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the directors or executive officers listed on Annex A hereto, has any present plans or intentions which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

             The descriptions contained in this Item 4 of the transactions contemplated by the Merger Agreement and do not purport to be complete, and are qualified in their entirety by the terms and conditions of the Merger Agreement, a copy of which is filed as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

(a)           As described in Item 4 of this Schedule 13D, as a result of the Merger Agreement, iTerra is the direct beneficial owner of 742,550 shares of Common Stock, or 14.2% of the outstanding Common Stock.  Stellar is the direct beneficial owner of 1,633,086 shares of Common Stock and shares issuable upon exercise of warrants, or 27.7% of the outstanding Common Stock.  DBSI, DBSI Investments, and Mr. Swenson are the indirect beneficial owners of the 2,375,636 shares of Common Stock held by iTerra and Stellar.  Such shares and shares issuable upon exercise of warrants represent 40.3% of the Common Stock outstanding.

To the best knowledge of the Reporting Persons, except as set forth in this Schedule 13D, no shares of the Company’s Common Stock are beneficially owned by any of the persons listed on Annex A.

(b)           For information as to the number of shares for which each reporting person has the sole power to vote or direct the vote, see Item 7 on the cover pages hereto.

For information as to the number of shares for which each reporting person has shared power to vote or direct the vote, see Item 8 on the cover pages hereto.

For information as to the number of shares for which each reporting person has the sole power to dispose or direct the disposition, see Item 9 on the cover pages hereto.

For information as to the number of shares for which each reporting person has shared power to dispose or direct the disposition, see Item 10 on the cover pages hereto.

To the best knowledge of the Reporting Person, except as set forth in this Schedule 13D, no shares of the Company’s Common Stock are beneficially owned by any of the persons listed on Annex A.

(c)           Except as received pursuant to the Merger Agreement, and the transactions contemplated by such agreement, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any person named on Annex A has effected any transaction in the Common Stock during the past 60 days.

(d)—(e)   Not applicable.

Item 6.  Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

To each Reporting Person’s knowledge, other than as described in Items 3, 4 and 5 of this Schedule 13D, which descriptions are incorporated by reference in response to this Item 6, there is no contract, arrangement, understanding or relationship (legal or otherwise) among any of the persons named in Item 2 and between such persons and any other person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description
99.1
Agreement and Plan of Merger, dated October 7, 2008, by and among Lumera Corporation, GigOptix LLC, Galileo Merger Holdings, Inc., Galileo Merger Sub G, LLC and Galileo Merger Sub L, Inc., dated as of March 27, 2008 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Lumera Corporation on April 1, 2008).

99.2	Joint Filing Agreement, dated as of December 19, 2008.

*  *  *  *  *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2008

DBSI, Inc.

/s/ Doug Swenson
Name: Doug Swenson
Title: President

Dated: December 19, 2008

DBSI Investments Limited Partnership

/s/ Doug Swenson
Name: Doug Swenson
Title: General Partner

Dated: December 19, 2008

Stellar Technologies LLC

/s/ Paul F. Judge
Name: Paul F. Judge
Title: President

Dated: December 19, 2008

iTerra Communications, LLC

/s/ Paul F. Judge
Name: Paul F. Judge
Title: President of Managing Member

Dated: December 19, 2008

/s/ Doug Swenson
Name: Doug Swenson

Annex A

Directors and Executive Officers of DBSI, Inc.

The following tables set forth the name, present principal occupation or employment, and residence or business address of each director and executive officer of DBSI, Inc. The business address of each person named below is DBSI, Inc., 1550 South Tech Lane, Meridian, ID 83642.

Directors

Name	Present Principal Occupation or Employment	Citizenship
Charles E. Hassard	Executive VP – DBSI, Inc.	United States
Doug Swenson	CEO & President – DBSI, Inc.	United States
Gary Bringhurst	Chief Operations Officer – DBSI, Inc.	United States
John Mayeron	Executive VP – DBSI, Inc.	United States
Thomas V. Reeve	President – Kastera Development	United States

Executive Officers

Name	Present Principal Occupation at DBSI, Inc.	Citizenship
David Swenson	Asst. Secretary	United States
Jeremy Swenson	Assistant Secretary	United States

 Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of this Schedule 13D, including amendments thereto, with respect to the shares of Common Stock, par value $0.001 per share of GigOptix, Inc. and further agrees that this Joint Filing Agreement be filed with the Securities and Exchange Commission as an exhibit to such filing; provided, however, that no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe such information is inaccurate (as provided in Rule 13d-1(k)(1)(ii)). This Joint Filing Agreement may be executed in one or more counterparts, all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the persons named below have executed this Joint Filing Agreement as of the date set forth below.

Dated: December 19, 2008	By:

DBSI, Inc.

/s/ Doug Swenson
Name: Doug Swenson
Title: President

DBSI Investments Limited Partnership

/s/ Doug Swenson
Name: Doug Swenson
Title: General Partner

Stellar Technologies LLC

/s/ Paul F. Judge
Name: Paul F. Judge
Title: President

iTerra Communications, LLC

/s/ Paul F. Judge
Name: Paul F. Judge
Title: President of Managing Member

/s/ Doug Swenson
Name: Doug Swenson